EXHIBIT 99.3

Hydrogenics Corporation

Third Quarter 2015

Condensed Interim Consolidated Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation

Condensed Interim Consolidated Balance Sheets

(in thousands of US dollars)

(unaudited)

	September 30, 2015	December 31, 2014

Assets
Current assets
Cash and cash equivalents	$6,930	$6,572
Restricted cash	1,271	3,228
Trade and other receivables (note 4)	11,906	12,900
Inventories	16,163	14,698
Prepaid expenses	621	747
	36,891	38,145
Non-current assets
Restricted cash	512	621
Investment in joint venture (note 5)	1,883	2,150
Property, plant and equipment	2,770	1,873
Intangible assets	201	157
Goodwill	4,267	4,609
	9,633	9,410
Total assets	$46,524	$47,555

Liabilities
Current Liabilities
Operating borrowings (note 6)	$2,241	$-
Trade and other payables	9,960	13,156
Derivative liability	111	-
Warranty provisions (note 7)	1,814	1,392
Deferred revenue	9,746	6,771
	23,872	21,319
Non-current liabilities
Other non-current liabilities (note 8)	10,270	3,464
Non-current warranty provisions (note 7)	747	1,155
Non-current deferred revenue	5,082	6,141
	16,099	10,760
Total liabilities	39,971	32,079
Equity
Share capital	348,275	348,259
Contributed surplus	20,262	18,927
Accumulated other comprehensive loss	(3,063)	(2,108)
Deficit	(358,921)	(349,602)
Total equity	6,553	15,476
Total equity and liabilities	$46,524	$47,555

Douglas S. Alexander	David C. Ferguson
Chairman	Director

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

2015 Q3 Condensed Interim Consolidated Financial Statements	Page 2

Hydrogenics Corporation

Hydrogenics Corporation

Condensed Interim Consolidated Statements of Operations and Comprehensive Loss

(in thousands of US dollars, except share and per share amounts)

(unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014
Revenues	$9,644	$11,093	$24,543	$29,875
Cost of sales	7,543	8,026	20,247	21,650
Gross profit	2,101	3,067	4,296	8,225

Operating expenses
Selling, general and administrative expenses	2,566	2,846	7,724	9,392
Research and product development expenses (note 11)	1,045	1,160	3,106	2,991
	3,611	4,006	10,830	12,383

Loss from operations	(1,510)	(939)	(6,534)	(4,158)

Finance income (expenses)
Interest expense, net	(446)	(105)	(942)	(369)
Foreign currency gains (losses), net(1)	217	(156)	(381)	(365)
Loss from joint venture (note 5)	(127)	(62)	(86)	(62)
Other finance losses, net (note 12)	(326)	-	(1,376)	(181)
Finance loss, net	(682)	(323)	(2,785)	(977)

Loss before income taxes	(2,192)	(1,262)	(9,319)	(5,135)
Income tax expense	-	-	-	-
Net loss for the period	(2,192)	(1,262)	(9,319)	(5,135)
Items that may be reclassified subsequently to net loss
Exchange differences on translating foreign operations and joint venture	(79)	(985)	(955)	(1,052)
Comprehensive loss for the period	$(2,271)	$(2,247)	$(10,274)	$(6,187)

Net loss per share
Basic and diluted (note 13)	$(0.22)	$(0.13)	$(0.92)	$(0.54)

(1)	For the three and nine months ended September 30, 2015, respectively, a gain of $220 and a gain of $470 relates to foreign exchange on borrowings. For the three and nine months ended September 30, 2014, respectively, a gain of $180 and a gain of $192 relates to foreign exchange on borrowings.

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

2015 Q3 Condensed Interim Consolidated Financial Statements	Page 3

Hydrogenics Corporation

Hydrogenics Corporation

Condensed Interim Consolidated Statements of Changes in Equity

(in thousands of US dollars, except share and per share amounts)

(unaudited)

	Common shares				Accumulated other
	Number	Amount	Contributed surplus	Deficit	comprehensive loss (1)	Total equity
Balance at December 31, 2014	10,090,325	$348,259	$18,927	$(349,602)	$(2,108)	$15,476
Net loss	-	-	-	(9,319)	-	(9,319)
Other comprehensive loss	-	-	-	-	(955)	(955)
Total comprehensive loss	-	-	-	(9,319)	(955)	(10,274)
Issuance of warrants (notes 8 and 9)	-	-	885	-	-	885
Issuance of common shares on exercise of stock options (note 10)	2,050	16	(7)	-	-	9
Stock-based compensation expense (note 10)	-	-	457	-	-	457
Balance at September 30, 2015	10,092,375	$348,275	$20,262	$(358,921)	$(3,063)	$6,553

	Common shares				Accumulated other
	Number	Amount	Contributed surplus	Deficit	comprehensive loss(1)	Total equity
Balance at December 31, 2013	9,017,617	$333,312	$18,449	$(345,351)	$(249)	$6,161
Net loss	-	-	-	(5,135)	-	(5,135)
Other comprehensive loss	-	-	-	-	(1,052)	(1,052)
Total comprehensive loss	-	-	-	(5,135)	(1,052)	(6,187)
Issuance of common shares (note 9)	1,057,144	14,768	-	-	-	14,768
Issuance of common shares on exercise of stock options (note 10)	15,089	176	(64)	-	-	112
Stock-based compensation expense (note 10)	-	-	462	-	-	462
Balance at September 30, 2014	10,089,850	$348,256	$18,847	$(350,486)	$(1,301)	$15,316

(1)	Accumulated other comprehensive loss represents currency translation adjustments.

The authorized share capital of the Company consists of an unlimited number of common shares, with no par value, and an unlimited number of preferred shares in series, with no par value.

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

2015 Q3 Condensed Interim Consolidated Financial Statements	Page 4

Hydrogenics Corporation

Hydrogenics Corporation

Condensed Interim Consolidated Statements of Cash Flows

(in thousands of US dollars)

(unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014
Cash and cash equivalents provided by (used in):

Operating activities
Net loss for the period	$(2,192)	$(1,262)	$(9,319)	$(5,135)
(Increase) decrease in restricted cash	118	(1,425)	2,065	(1,616)
Items not affecting cash:
Amortization and depreciation	138	206	448	524
Foreign exchange contracts, net of settlements	111	-	111	181
Unrealized foreign exchange losses (gains)	227	(230)	(29)	(140)
Unrealized loss on joint venture (note 5)	127	62	86	62
Accreted non-cash and unpaid interest	220	133	685	366
Payment of post-retirement benefit liability	-	(25)	-	(70)
Portion of borrowings recorded as a reduction from research and development expenses (note 8(i))	-	-	-	(118)
Stock-based compensation (note 10)	163	170	457	462
Stock-based compensation - RSUs and DSUs (note 10)	(174)	(120)	(408)	473
Warrant issuance (note 9)	-	-	885	-
Net change in non-cash working capital (note 14)	326	(1,790)	(1,575)	(7,887)
Cash used in operating activities	(936)	(4,281)	(6,594)	(12,898)

Investing activities
Investment in joint venture	-	(947)	-	(947)
Proceeds from disposals	-	-	-	9
Purchase of property, plant and equipment	(674)	(20)	(1,553)	(545)
Receipt of IDF government funding (note 15)	-	-	118	-
Purchase of intangible assets	-	(3)	(81)	(83)
Cash used in investing activities	(674)	(970)	(1,516)	(1,566)

Financing activities
Repayment of repayable government contributions	(52)	(50)	(162)	(439)
Proceeds of borrowings, net of transaction costs (note 8)	-	-	6,866	854
Proceeds of operating borrowings (note 6)	2,240	-	6,062	-
Repayment of operating borrowings (note 6)	(1,658)	-	(3,809)	-
Common shares issued	-	5	9	13,666
Cash provided by financing activities	530	(45)	8,966	14,081
Effect of exchange rate fluctuations on cash and cash equivalents held	(6)	(663)	(498)	(740)
Increase (Decrease) in cash and cash equivalents during the period	(1,086)	(5,959)	358	(1,123)
Cash and cash equivalents - Beginning of period	8,016	16,659	6,572	11,823
Cash and cash equivalents - End of period	$6,930	$10,700	$6,930	$10,700

Supplemental disclosure
Interest paid	$192	$1	$194	$4

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

2015 Q3 Condensed Interim Consolidated Financial Statements	Page 5

Hydrogenics Corporation
Hydrogenics Corporation Notes to Condensed Interim Consolidated Financial Statements (in thousands of US dollars, except share and per share amounts) (unaudited)

Note 1 - Description of Business

Hydrogenics Corporation and its subsidiaries (“Hydrogenics” or the “Corporation” or the “Company”) design, develop and manufacture hydrogen generation products based on water electrolysis technology, and fuel cell products based on proton exchange membrane (“PEM”) technology. The Company has manufacturing plants in Canada and Belgium, a satellite facility in Germany, and a branch office in Russia. Its products are sold throughout the world.

Hydrogenics Corporation is incorporated and domiciled in Canada. The address of the Company’s registered head office is 220 Admiral Boulevard, Mississauga, Ontario, Canada. The Company’s shares trade under the symbol “HYG” on the Toronto Stock Exchange and under the symbol “HYGS” on NASDAQ.

On November 9, 2015, the Board of Directors authorized the condensed interim consolidated financial statements for issue.

Note 2 - Basis of Preparation and Significant Accounting Policies

These unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2015 have been prepared in accordance with International Accounting Standards (“IAS”) 34, “Interim financial reporting”. The disclosures contained in these unaudited condensed interim consolidated financial statements do not include all of the requirements of International Financial Reporting Standards (“IFRS”) for annual financial statements. The condensed interim consolidated financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2014, which have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board (“IASB”). The unaudited condensed interim consolidated financial statements are based on accounting policies as described in the 2014 annual consolidated financial statements, except as described below:

Warrants

The Company issued warrants in the second quarter of 2015, which have been classified as equity at issuance and recorded in contributed surplus.

Research and product development costs

The Company has capitalized development costs as intangible assets, amortized over their estimated useful lives of three years.

Financial instruments

Financial assets and financial liabilities are recognized on the trade date - the date on which the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial liabilities are derecognized when they are extinguished, which occurs when the obligation specified in the contract is discharged, cancelled or expired. Financial assets and financial liabilities are offset and the net amount reported in the consolidated balance sheets when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the financial asset and settle the financial liability simultaneously.

At initial recognition, the Company classifies its financial instruments in the following categories depending on the purpose for which the instruments were acquired, as follows:

2015 Q3 Condensed Interim Consolidated Financial Statements	Page 6

Hydrogenics Corporation

Hydrogenics Corporation Notes to Condensed Interim Consolidated Financial Statements (in thousands of US dollars, except share and per share amounts) (unaudited)

(i)	Financial assets and financial liabilities at fair value through profit or loss. A financial asset or financial liability is classified in this category if acquired principally for the purpose of selling or repurchasing in the short term. Derivatives are also included in this category, unless designated as hedges. Financial instruments in this category are recognized initially and subsequently at fair value. Transaction costs are expensed in the consolidated statements of operations and comprehensive loss. Gains and losses arising from changes in fair value are presented in the consolidated statements of operations and comprehensive loss within other gains and losses in the period in which they arise. Financial assets and financial liabilities at fair value through profit or loss are classified as current, except for the portion expected to be realized or paid beyond 12 months of the consolidated balance sheet dates, which is classified as non-current. The Company classifies warrants and derivative assets/liabilities at fair value through profit or loss. The measurement of the fair value of an asset or liability is based on assumptions that market participants would use when pricing the asset or liability under current market conditions.

The Company also periodically enters into foreign exchange forward contracts to limit its exposure to foreign currency rate fluctuations. These derivatives are recognized initially at fair value and are recorded as either assets or liabilities based on their fair value. Subsequent to initial recognition, these derivatives are measured at fair value and changes to their value are recorded through net loss, unless these financial instruments are designated as hedges.

(ii)	Loans and receivables. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The Company’s loans and receivables comprise trade and other receivables, cash and cash equivalent, and restricted cash, and are classified as current, except for the portion expected to be realized or paid beyond 12 months of the consolidated balance sheet dates, which is classified as non-current. Loans and receivables are initially recognized at fair value. The measurement of the fair value of an asset is based on assumptions that market participants would use when pricing the asset under current market conditions. Subsequently, loans and receivables are measured at amortized cost using the effective interest method less a provision for impairment.

(iii)	Financial liabilities at amortized cost. Financial liabilities at amortized cost include trade and other payables, repayable government contributions and long-term debt (see Note 8 - Other Non-current Liabilities). All financial liabilities at amortized cost are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method. At the end of each reporting period, interest accretion related to repayable government contributions and long-term debt is included in interest expense and changes in value attributable to changes in the timing and amount of estimated future cash flows are included in other finance gains and losses, net. Financial liabilities are classified as current liabilities if payment is due within 12 months (or within the normal operating cycle of the business if longer). Otherwise, they are presented as non-current liabilities.

(iv)	Derivative financial instruments, including hedge accounting. The Company periodically holds derivative financial instruments to hedge its foreign currency risk exposures that are designated as the hedging instrument in a hedge relationship. On initial designation of the hedge, the Company formally documents the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Company makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated, and whether the actual results of each hedge are within a range of 80-125 percent. For a cash flow hedge of a forecast transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income. Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

2015 Q3 Condensed Interim Consolidated Financial Statements	Page 7

Hydrogenics Corporation

Hydrogenics Corporation Notes to Condensed Interim Consolidated Financial Statements (in thousands of US dollars, except share and per share amounts) (unaudited)

Cash flow hedges

When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in unrealized gains/losses on cash flow hedges in equity. The amount recognized in other comprehensive income is removed and included in profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the statement of operations and comprehensive loss as the hedged item. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income and presented in unrealized gains/losses on cash flow hedges in equity remains there until the forecast transaction affects profit or loss.

If the forecast transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss. In other cases, the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.

Note 3 - Accounting Standards Issued But Not Yet Applied

In July 2014, the IASB issued a final version of IFRS 9, Financial Instruments, which replaces IAS 39, Financial Instruments: Recognition and Measurement, and supersedes all previous versions of the standard. The standard introduces a new model for the classification and measurement of financial assets and liabilities, a single expected credit loss model for the measurement of the impairment of financial assets and a new model for hedge accounting that is aligned with a company’s risk management activities. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In May 2014, the IASB issued the final revenue standard, IFRS 15, Revenue from Contracts with Customers, which will replace IAS 11, Construction Contracts, IAS 18, Revenue, IFRIC 13, Customer Loyalty Programmes, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfer of Assets from Customers, and SIC 31, Revenue - Barter Transactions Involving Advertising Services. The new standard provides a comprehensive five-step revenue recognition model for all contracts with customers and requires management to exercise significant judgment and make estimates that affect revenue recognition. IFRS 15 will be mandatorily effective for fiscal years beginning on or after January 1, 2017 and interim periods within that year. Earlier application is permitted. In September 2015, the IASB deferred the effective date of the revenue standard to January 1, 2018. The Company is assessing the new standard to determine its impact on the Company’s condensed interim consolidated financial statements.

2015 Q3 Condensed Interim Consolidated Financial Statements	Page 8

Hydrogenics Corporation

Hydrogenics Corporation Notes to Condensed Interim Consolidated Financial Statements (in thousands of US dollars, except share and per share amounts) (unaudited)

Note 4 - Trade and Other Receivables

	September 30, 2015	December 31, 2014
Trade accounts receivable	$3,363	$4,469
Less: Allowance for doubtful accounts	(127)	(133)
Net trade accounts receivable	3,236	4,336
Accrued receivables	6,542	6,049
Other receivables	2,128	2,515
Total trade and other receivables	$11,906	$12,900

Included in accrued receivables is $4,554 relating to receivables which are to be billed according to progress based, specified payment schedules, typical with long term percentage of completion contracts. Management anticipates that $1,690 of this amount will not be billed within the next 12 months.

Note 5 - Investment in Joint Venture

On May 28, 2014, the Company entered into a joint arrangement with a South Korean company, whereby the parties formed Kolon Hydrogenics to launch and market potential businesses based on products and technologies produced by Hydrogenics for the Korean market. The Company has a 49% equity position in Kolon Hydrogenics and shares joint control. The Board of Directors of the joint venture has four directors consisting of two nominees from each of Hydrogenics and Kolon Water and Energy, and all resolutions are adopted by an affirmative vote of two-thirds. The Company accounts for this joint venture using the equity method in accordance with IFRS 11, Joint Arrangements.

September 30, 2015
Balance at January 1, 2015	$2,150
Share in profit of the joint venture	(86)
Foreign currency translation	(181)
Investment in joint venture	$1,883

Note 6 - Operating Borrowings

At September 30, 2015, the Company had a Belgian joint credit and operating line facility of €7,000. Of this, €4,925 or approximately $5,517 was drawn as standby letters of credit and bank guarantees and €2,000 or approximately $2,240 was drawn as an operating line. At September 30, 2015, the Company had availability of less than €75 or approximately $84 (December 31, 2014 - $4,064) under this facility for use as letters of credit and bank guarantees.

At September 30, 2015, the Company also had a Canadian credit facility of $4,681. At September 30, 2015, $1,456 was drawn as standby letters of credit and bank guarantees. At September 30, 2015, the Company had $3,225 (December 31, 2014 - $1,879) available under this facility for use only as letters of credit and bank guarantees.

2015 Q3 Condensed Interim Consolidated Financial Statements	Page 9

Hydrogenics Corporation

Hydrogenics Corporation Notes to Condensed Interim Consolidated Financial Statements (in thousands of US dollars, except share and per share amounts) (unaudited)

Note 7 - Warranty Provisions

Changes in the Company’s aggregate warranty provision are as follows:

	2015	2014
At January 1,	$2,547	$2,893
Additional provisions	1,027	1,702
Utilized during the period	(535)	(1,187)
Unused amounts reversed	(334)	(451)
Foreign currency translation	(144)	(192)
Total warranty provision at September 30,	2,561	2,765
Less Current portion	(1,814)	(1,693)
Long-term warranty provision at September 30,	$747	$1,072

Note 8 - Other Non-current Liabilities

Other non-current liabilities are as follows:

	September 30, 2015	December 31, 2014
Long-term debt - Institutional (i)	$7,034	$-
Long-term debt - Province of Ontario (ii)	2,867	2,922
Non-current post-retirement benefit liability (iii)	192	208
Repayable government contributions (iv)	373	553
Total non-current liabilities	10,466	3,683
Less Current portion of repayable government contribution	(196)	(219)
Total other non-current liabilities	$10,270	$3,464

(i)	Long-term debt – Institutional

In the second quarter of 2015, the Company entered into a loan agreement with a syndicate of lenders for an 18 month facility of $7,500. The amortized cost of this loan at September 30, 2015 was $7,034. Included with this loan agreement was the issuance of 250,000 warrants to the lenders. The loan charges interest at an annual rate of 11%. The warrants have been recorded in contributed surplus.

(ii)	Long-term debt - Province of Ontario

In 2011, the Corporation entered into a loan agreement with the Province of Ontario’s Ministry of Economic Development and Trade, Strategic Jobs and Investment Fund for funding up to C$6,000. Each draw on the loan is calculated based on 50% of eligible costs to a maximum of C$1,500 per disbursement. Eligible costs must be incurred between October 1, 2010 and September 30, 2015.

The maturity date of the loan is ten years from the date of the first disbursement. The loan will be interest free for the first five years, commencing on the first day of the month following the date of the first disbursement, if certain criteria are met, such as the retention and creation of a specified number of jobs. After this five-year period, the loan will bear interest at a rate of 3.67%, if all criteria have been met, and will require repayment at a rate of 20% per year of the outstanding balance for the five years subsequent to the sixth anniversary of the first disbursement. If the criteria are not met, the loan will bear interest at a rate of 5.67% per annum for the entire term of the loan commencing from the first disbursement.

2015 Q3 Condensed Interim Consolidated Financial Statements	Page 10

Hydrogenics Corporation

Hydrogenics Corporation Notes to Condensed Interim Consolidated Financial Statements (in thousands of US dollars, except share and per share amounts) (unaudited)

There is no availability remaining under this facility at September 30, 2015. The loan is collateralized by a general security agreement covering assets of Hydrogenics Corporation. Additionally, the Corporation is required to maintain a minimum balance of cash in Canadian dollars in a Canadian financial institution at all times.

The change in carrying value of this liability as at September 30 was as follows:

	Nine months ended September 30
	2015	2014
At January 1,	$2,922	$2,260
Drawdowns during the period	-	735
Interest accretion during the period	347	282
Foreign exchange revaluation	(402)	(128)
At September 30,	$2,867	$3,149

(iii)	Post-retirement benefit liability

The liability at September 30, 2015 relates to defined contribution pension plans in Belgium and is payable in euros. Applicable law states that in the context of defined contribution plans, the employer must guarantee a minimum return of 3.75% on employee contributions and 3.25% on employer contributions. The minimum guaranteed return for defined contributions plans in Belgium results in the employer being exposed to financial risk for the legal obligation to pay further contributions if the fund does not hold sufficient assets to meet the minimum guaranteed return.

In the past, the Company did not apply the defined benefit accounting for these plans because higher discount rates were applicable and the return on plan assets provided by insurance companies was sufficient to cover the minimum guaranteed return. Continuous low interest rates offered by the European financial markets resulted in employers in Belgium being required to measure the potential impact of defined benefit accounting for these plans. The Company has estimated the potential additional liabilities as $192 at September 30, 2015. There were no actuarial remeasurements during the nine months ended September 30, 2015.

During 2014, the Company had a liability in respect of the value of an unfunded pension obligation. This liability was $nil at September 30, 2015 (September 30, 2014 - $303), due to the death of the beneficiary of this plan.

(iv)	Repayable government contributions:

The Corporation has received government contributions related to certain historical research and development projects. In 1998, the Company entered into an agreement (the “TPC Agreement”) with Technologies Partnerships Canada (“TPC”), a program of Industry Canada to develop and demonstrate hydrogen fleet fuel appliances.

In January 2011, with respect to the TPC Agreement, the Corporation entered into an amended agreement (the “Amendment”) with Industry Canada. Under the terms of the Amendment, C$1,500 will be paid to Industry Canada in quarterly instalments which commenced in January 2011 and will continue until September 2017. An additional payment (the “Contingent Amount”) of 3% of the net proceeds of all equity instrument financing transactions completed by the Corporation on or before September 30, 2017 or the sum of C$800, whichever is the lesser amount, will be paid to Industry Canada. The Corporation has paid C$800 to date under the 3% contingent payment provisions described above, which is the maximum under the agreement.

2015 Q3 Condensed Interim Consolidated Financial Statements	Page 11

Hydrogenics Corporation

Hydrogenics Corporation Notes to Condensed Interim Consolidated Financial Statements (in thousands of US dollars, except share and per share amounts) (unaudited)

The present value of this obligation at September 30, 2015 was $373 (December 31, 2014 - $553), including the current portion of $196 (December 31, 2014 - $219), which was included in trade and other payables.

	Nine months ended September 30	Nine months ended September 30
	2015	2014
At January 1,	$553	$990
Repayments during the period	(162)	(439)
Interest accretion during the period	50	84
Foreign currency translation	(68)	(61)
Fair value (gain) loss	-	39
At September 30,	$373	$613
Less Current portion	(196)	(226)
At September 30,	$177	$387

Fair value gains and losses have been recorded in other finance gains and losses, net of interest expense.

Note 9 - Share Capital

Common shares

	September 30, 2015		September 30, 2014
	Number	Amount	Number	Amount
Balance at January 1	10,090,325	$348,259	9,017,617	$333,312
Share offering	-	-	1,000,000	13,545
Warrants exercised	-	-	57,144	1,223
Stock options exercised (note 10)	2,050	16	15,089	176
At September 30,	10,092,375	$348,275	10,089,850	$348,256

Common share issuance

On May 13, 2014, the Company and CommScope, Inc. of North Carolina (“CommScope”) entered into an underwriting agreement to issue 1,500,000 common shares of the Company (1,000,000 from Treasury and 500,000 secondary shares by CommScope) at a price of US$15 per share. The underwriters also retained an overallotment of 225,000 shares that could be issued at any time during the 30 days following the closing of the offering. On May 16, 2014, the Company issued 1,000,000 shares for gross proceeds of $15,000. Net proceeds after underwriting fees and expenses were $13,545.

Warrant issuance

On May 8, 2015, as part of a loan agreement with a syndicate of lenders, the Company issued 250,000 share purchase warrants. Each warrant is exercisable for one common share of the Company at an exercise price of US$15.00 per common share. The warrants are non-transferrable and expire on May 6, 2019. As a result of this issuance, the fair market value of these warrants of $885 was included in other finance (losses) gains with a corresponding credit to contributed surplus.

2015 Q3 Condensed Interim Consolidated Financial Statements	Page 12

Hydrogenics Corporation

Hydrogenics Corporation Notes to Condensed Interim Consolidated Financial Statements (in thousands of US dollars, except share and per share amounts) (unaudited)

The fair value of the warrants was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

2015
Risk-free interest rate (%)	0.71%
Expected volatility (%)	65.6%
Expected life in years	3
Expected dividend	Nil

Expected volatility was determined using the historical volatility for the Company’s share price for the three years prior to the date of grant, as this is the expected life of the warrants.

Note 10 - Stock-Based Compensation

Under the Company’s previous Stock Option Plan 252,006 stock options were outstanding at September 30, 2015. No further stock options may be issued under this plan.

Of the 660,564 shares available under the Omnibus Incentive Plan, to be issued as stock options, restricted share units (“RSUs”) and performance share units (“PSUs”), 284,168 have been granted as stock options and 199,772 have been granted as PSUs and were outstanding at September 30, 2015. The Company has 176,624 units available for issue under this plan at September 30, 2015.

Stock options

A summary of the Company’s stock option plan for the nine months ended September 30, 2015 and 2014 is as follows:

	2015		2014
	Number of shares	Weighted average exercise price C$	Number of shares	Weighted average exercise price C$
Outstanding, beginning of period	481,403	$6.99	503,907	$8.63
Granted	56,821	16.14	-	-
Exercised	(2,050)	5.56	(14,135)	$8.66
Expired	-	-	(5,052)	$160.11
Outstanding, end of period	536,174	$7.97	484,720	$7.05

During the nine months ended September 30, 2015, 56,821 stock options were granted (2014 - nil). All options are for a term of ten years from the date of grant and vest over four years unless otherwise determined by the Board of Directors. The fair value of the stock options was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

2015
Risk-free interest rate (%)	0.88%
Expected volatility (%)	63.1%
Expected life in years	5
Expected dividend	Nil

2015 Q3 Condensed Interim Consolidated Financial Statements	Page 13

Hydrogenics Corporation

Hydrogenics Corporation Notes to Condensed Interim Consolidated Financial Statements (in thousands of US dollars, except share and per share amounts) (unaudited)

Expected volatility was determined using the historical volatility for the Company’s share price for the five years prior to the date of grant, as this is the expected life of the stock options.

Stock-based compensation expense for the nine months ended September 30, 2015, related to stock options, was $200 (2014 - $226) and was included in selling, general and administrative expenses with an offsetting increase to contributed surplus.

Performance share units

During the nine months ended September, 2015, 32,670 PSUs were granted with a fair value of C$527 (2014 - 37,827 units).

A summary of the Company’s PSU activity is as follows:

	2015	2014
Balance at January 1,	192,320	154,493
Forfeited	(25,218)	-
PSUs granted	32,670	37,827
At September 30,	199,772	192,320

Stock-based compensation expense for the nine months ended September 30, 2015, related to PSUs, was $257 (2014 - $236) and was included in selling, general and administrative expenses with an offsetting increase to contributed surplus.

Deferred share units

The Company has a deferred share unit plan for non-employee directors, who are entitled to receive all or any portion of their annual cash retainer and meeting fees in the form of DSUs instead of cash. Each DSU is equivalent in value to a common share of the Company. The DSU liability is marked-to-market each reporting period with the offset recorded in selling, general and administrative expenses.

A summary of the Company’s DSU activity is as follows:

	2015		2014
	Number	Amount	Number	Amount
Balance at January 1,	87,850	$1,168	131,320	$2,521
DSU redemptions	-	-	(49,442)	(1,472)
DSU compensation expense	8,709	83	3,887	78
DSU fair value adjustments	-	(491)	-	318
At September 30,	96,559	$760	85,766	$1,445

For the nine months ended September 30, 2015, the Company recognized $83 (2014 - $78) as expense for the issue of new DSUs and a recovery of $491 (2014 - expense of $318) for the mark-to-market adjustment on the liability.

2015 Q3 Condensed Interim Consolidated Financial Statements	Page 14

Hydrogenics Corporation

Hydrogenics Corporation Notes to Condensed Interim Consolidated Financial Statements (in thousands of US dollars, except share and per share amounts) (unaudited)

The DSU liability at September 30, 2015 of $760 (2014 - $1,445) was included in trade and other payables. DSUs vest immediately on the date of issuance.

Restricted share units

The RSU liability at September 30, 2015 was $nil (2014 - $737) as all outstanding units had vested and were paid out at December 31, 2014.

A summary of the Company’s RSU activity is as follows:

	2015		2014
	Number	Amount	Number	Amount
Balance at January 1,	-	$-	46,885	$660
RSU amortization expense	-	-	-	194
RSU fair value adjustments	-	-	-	(117)
At September 30,	-	$-	46,885	$737

Note 11 - Research and Product Development Expenses

Research and product development expenses are recorded net of non-repayable third party program funding received or receivable. For the nine months ended September 30, 2015 and 2014, research and product development expenses and program funding are as follows:

Three months ended September 30,	2015	2014
Research and product development expenses	$1,346	$1,790
Government research and product development funding	(301)	(630)
Development costs capitalized	-	-
Total	$1,045	$1,160

Nine months ended September 30,	2015	2014
Research and product development expenses	$4,727	$5,354
Government research and product development funding	(1,544)	(2,363)
Development costs capitalized	(77)	-
Total	$3,106	$2,991

Note 12 - Other Finance Gains and Losses, Net

Components of other finance gains and losses, net are as follows:

Three months ended September 30,	2015	2014
Foreign exchange contracts – fair market value adjustment and settlement on held for trading financial instruments	$(326)	$-
Total	$(326)	$-

2015 Q3 Condensed Interim Consolidated Financial Statements	Page 15

Hydrogenics Corporation

Hydrogenics Corporation Notes to Condensed Interim Consolidated Financial Statements (in thousands of US dollars, except share and per share amounts) (unaudited)

Nine months ended September 30,	2015	2014
Foreign exchange contracts – fair market value adjustment and settlement on held for trading financial instruments	$(491)	$-
Warrant issuance	(885)	-
Loss from change in fair value of exercised warrants	-	(142)
Loss from change in net present value of repayable government contribution	-	(39)
Total	$(1,376)	$(181)

Note 13 - Net Loss Per Share

The loss per share for the periods ended September 30, 2015 and 2014 was as follows:

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014
Net loss	$(2,192)	$(1,262)	$(9,319)	$(5,135)
Weighted average number of shares outstanding - basic and diluted	10,092,375	10,089,508	10,091,458	9,593,140
Net loss per share - basic and diluted	$(0.22)	$(0.13)	$(0.92)	$(0.54)

No effect has been given to the potential exercise of stock options and warrants in the calculation of diluted net loss per share, as their impact would be anti-dilutive.

Note 14 - Condensed Statements of Cash Flows

Components of the net change in non-cash working capital are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Decrease (increase) in current assets
Trade and other receivables	$(412)	$(2,608)	$806	$(5,222)
Inventories	(811)	1,457	(1,465)	(3,917)
Prepaid expenses	166	136	126	-
Increase (decrease) in current liabilities
Trade and other payables, including warranty provision	648	(2,875)	(2,959)	(2,236)
Deferred revenue	735	2,100	1,917	3,488
Total	$326	$(1,790)	$(1,575)	$(7,887)

2015 Q3 Condensed Interim Consolidated Financial Statements	Page 16

Hydrogenics Corporation

Hydrogenics Corporation Notes to Condensed Interim Consolidated Financial Statements (in thousands of US dollars, except share and per share amounts) (unaudited)

Note 15 - Commitments and Contingencies

In November 2014, Hydrogenics entered into an agreement with the Independent Electricity System Operators (“IESO”) to provide a 2MW Power-to-Gas storage unit to the Province of Ontario. It is anticipated that the unit will be put into service in 2016, at which time the service commencement period will begin and will last for a period of 36 months. Hydrogenics will receive a total of C$2,950, paid in equal monthly instalments, in return for IESO’s use of the energy storage solution over the three-year period.

In order to partially fund the development of the unit, Hydrogenics and the Province of Ontario, through the Ministry of Research and Innovation (“MRI”), negotiated a forgivable loan facility from the Innovation Demonstration Fund Program (“IDF”). The loan bears interest at 3.23%, is expected to mature on June 30, 2020 and the principal and interest are forgivable upon the satisfaction of certain criteria. Under the terms of the loan agreement, the government has committed to fund up to C$4,000 through a forgivable loan, to be funded at 50% of eligible costs incurred on the project. The total cost of the energy storage solution is expected to be C$8,000, of which C$1,960 of the costs will be funded by Hydrogenics, C$2,040 will be funded by Enbridge and the remaining C$4,000 from the forgivable loan. The project completion date is expected to be December 31, 2016.

The forgiveness of the principal and interest on the loan is contingent on a final commercialization report satisfactory to MRI, indicating successful commissioning and verification of the operation of the multi-stack two MW PEM electrolyzer and demonstrated performance capabilities that would be deemed acceptable for ancillary service as per the IESO specifications. The forgivable loan has been accounted for as a government grant as management estimates there is reasonable assurance that the terms of forgiveness will be met.

At September 30, 2015, the Company has accumulated total costs in building the unit of $655, which have been classified as property, plant and equipment. The Company has received total funding of $118 under the IDF loan, of which $118 was received in the nine months ended September 30, 2015 and has accrued an additional $159 of funding to be received. The funding amounts have been recorded as a reduction to property, plant and equipment.

Note 16 - Related Party Transactions

In the normal course of operations, the Company subcontracts certain manufacturing functions to a company owned by a family member of a senior officer who is also a director of the Company. During the three and nine months ended September 30, 2015, Hydrogenics made purchases of $42 and $81, respectively (2014 - $72 and $153), from this related company. At September 30, 2015, the Company had an accounts payable balance due to this related party of $39 (2014 - $24).

At September 30, 2015, the Company had a receivable of $935 owing from its joint venture, Kolon Hydrogenics, which is included in accrued accounts receivable.

All related party transactions involve the parent company. There are no related party transactions to disclose for the Company’s subsidiaries.

Note 17 - Segmented Financial Information

The Company’s two reportable segments include OnSite Generation and Power Systems. Segmentation is based on the internal reporting and organizational structure, taking into account the different risk and income structures of the key products and production processes of the Company. Where applicable, corporate and other activities are reported separately as Corporate and Other. OnSite Generation includes the design, development, manufacture and sale of hydrogen generation products. Power Systems includes the design, development, manufacture and sale of fuel cell products.

2015 Q3 Condensed Interim Consolidated Financial Statements	Page 17

Hydrogenics Corporation

Hydrogenics Corporation Notes to Condensed Interim Consolidated Financial Statements (in thousands of US dollars, except share and per share amounts) (unaudited)

Financial information by reportable segment for the three and nine months ended September 30, 2015 and 2014 was as follows:

Three months ended September 30, 2015	OnSite Generation	Power Systems	Corporate and Other	Total
Revenues from external customers	$7,633	$2,011	$-	$9,644
Gross profit	1,183	918	-	2,101
Selling, general and administrative expenses	665	987	914	2,566
Research and product development expenses	480	558	7	1,045
Segment gain (loss)	38	(627)	(921)	(1,510)
Interest expense, net	-	-	(446)	(446)
Foreign currency gains, net	-	-	327	327
Loss in joint venture	-	-	(127)	(127)
Other finance losses, net	-	-	(326)	(326)
Earnings (loss) before income taxes	$38	$(627)	$(1,603)	$(2,192)

Total segment assets	24,673	16,480	5,371	46,524
Total segment liabilities (current and non-current)	15,044	16,285	8,642	39,971

The Company’s derivative financial instruments are considered to be segment liabilities, and are included in On-Site Generation.

Three months ended September 30, 2014	On-Site Generation	Power Systems	Corporate and Other	Total
Revenues from external customers	$7,435	$3,658	$-	$11,093
Gross profit	1,817	1,250	-	3,067
Selling, general and administrative expenses	855	1,016	975	2,846
Research and product development expenses	250	902	8	1,160
Segment gain (loss)	712	(668)	(983)	(939)
Interest expense, net	-	-	(105)	(105)
Foreign currency losses, net	-	-	(156)	(156)
(Loss) in joint venture	-	-	(62)	(62)
Other finance losses, net	-	-	-	-
Earnings (loss) before income taxes	$712	$(668)	(1,306)	(1,262)

Total segment assets	23,528	17,323	9,525	50,376
Total segment liabilities (current and non-current)	13,404	19,424	2,232	35,060

2015 Q3 Condensed Interim Consolidated Financial Statements	Page 18

Hydrogenics Corporation

Hydrogenics Corporation Notes to Condensed Interim Consolidated Financial Statements (in thousands of US dollars, except share and per share amounts) (unaudited)

Nine months ended September 30, 2015	On-Site Generation	Power Systems	Corporate and Other	Total
Revenues from external customers	$15,469	$9,074	$-	$24,543
Gross profit	2,113	2,183	-	4,296
Selling, general and administrative expenses	1,898	2,882	2,944	7,724
Research and product development expenses	1,381	1,699	26	3,106
Segment loss	(1,166)	(2,398)	(2,970)	(6,534)
Interest expense, net	-	-	(942)	(942)
Foreign currency losses, net	-	-	(381)	(381)
Loss in joint venture	-	-	(86)	(86)
Other finance losses, net	-	-	(1,376)	(1,376)
Loss before income taxes	$(1,166)	$(2,398)	$(5,755)	$(9,319)

Nine months ended September 30, 2014	On-Site Generation	Power Systems	Corporate and Other	Total
Revenues from external customers	$20,912	$8,963	$-	$29,875
Gross profit	4,730	3,495	-	8,225
Selling, general and administrative expenses	2,520	3,131	3,741	9,392
Research and product development expenses	1,024	1,952	15	2,991
Segment gain (loss)	1,186	(1,588)	(3,756)	(4,158)
Interest expense, net	-	-	(369)	(369)
Foreign currency losses, net	-	-	(365)	(365)
Loss in joint venture	-	-	(62)	(62)
Other finance losses, net	-	-	(181)	(181)
Earnings (loss) before income taxes	$1,186	$(1,588)	$(4,733)	$(5,135)

Note 18 - Risk Management Arising From Financial Instruments

Fair value

The carrying value of cash and cash equivalents, restricted cash, accounts receivable and accounts payable and accrued liabilities (excluding the liabilities relating to the RSUs and DSUs) approximate their fair value given their short-term nature. The carrying value of the non-current liabilities approximates their fair value given the difference between the discount rates used to recognize the liabilities in the balance sheets and the market rates of interest is insignificant.

Financial assets and liabilities recognized in the balance sheets at fair value must be categorized in accordance with the following levels:

(i)	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
(ii)	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
(iii)	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

2015 Q3 Condensed Interim Consolidated Financial Statements	Page 19

Hydrogenics Corporation

Hydrogenics Corporation Notes to Condensed Interim Consolidated Financial Statements (in thousands of US dollars, except share and per share amounts) (unaudited)

The fair value of the liabilities relating to the RSUs and DSUs is classified as Level 1. The fair value of the derivative financial instruments are classified as Level 2.

The Company has not transferred any financial instruments between Levels 1, 2, or 3 of the fair value hierarchy during the nine months ended September 30, 2015.

Financial instruments are classified into one of the following categories: fair value through profit and loss; held-to-maturity; available-for-sale; loans and receivables; and other financial liabilities. The following table summarizes information regarding the carrying values of the Company’s financial instruments:

	September 30, 2015	December 31, 2014
Cash and cash equivalents	$6,930	$6,572
Restricted cash	1,271	3,228
Restricted cash - non current	512	621
Trade and other receivables	11,906	12,900
Loans and receivables	$20,619	$23,321
Trade and other payables	$9,960	$13,156
Operating borrowings	2,241	-
Long-term debt	9,746	2,922
Non-current repayable government contributions	242	334
Derivative Liability	111	-
Other financial liabilities	$22,300	$16,412

Foreign currency risk

Foreign currency risk arises because of fluctuations in exchange rates. The Company conducts a significant portion of its business activities in currencies other than the Company’s functional currency of US dollars and the functional currency of its Belgium subsidiary in Euros. This primarily includes Canadian dollar transactions at the parent company and US dollar transactions at the Company’s subsidiaries in Belgium and Germany.

The Company’s objective in managing its foreign currency risk is to minimize its net exposure to foreign currency cash flows by converting foreign denominated financial assets into the applicable currency of the subsidiary to the extent practicable to match the obligations of its financial liabilities. The Company also periodically enters into foreign exchange forward contracts to limit its exposure to foreign currency rate fluctuations. All of the foreign exchange forward contracts expire within the following twelve months.

Financial assets and financial liabilities denominated in foreign currencies will be affected by changes in the exchange rate between the functional currency and these foreign currencies. This primarily includes cash and cash equivalents; trade and other receivables; trade and other payables and other long-term liabilities which are denominated in foreign currencies.

As at September 30, 2015, the Company had foreign exchange forward contracts totaling $2,200 in notional USD and £905 in notional GBP.

2015 Q3 Condensed Interim Consolidated Financial Statements	Page 20

Hydrogenics Corporation

Hydrogenics Corporation Notes to Condensed Interim Consolidated Financial Statements (in thousands of US dollars, except share and per share amounts) (unaudited)

Note 19 - Capital Management

The Company’s objective in managing capital is to ensure sufficient liquidity to pursue its growth strategy, fund research and product development, while at the same time, taking a conservative approach toward financial leverage and management of financial risk.

The Company’s primary uses of capital are to finance operations and increase non-cash working capital and capital expenditures. The Company currently funds these requirements from existing cash resources, cash raised through share issuances and long-term debt. The Company’s objectives when managing capital are to ensure the Company will continue to have enough liquidity so it can provide its products and services to its customers and returns to its shareholders. The Company monitors its capital on the basis of the adequacy of its cash resources to fund its business plan. In order to maximize the capacity to finance the Company’s ongoing growth, the Company does not currently pay a dividend to holders of its common shares.

The Company considers its capital employed as shareholders’ equity and total debt, net of cash and cash equivalents as follows:

	September 30, 2015	December 31, 2014
Shareholders’ equity	$6,553	$15,476
Operating borrowings	2,241	-
Long-term debt and repayable government contributions	10,274	3,475
Total	19,068	18,951
Less Cash and cash equivalents and restricted cash	8,713	10,421
Total capital employed	$10,355	$8,530

2015 Q3 Condensed Interim Consolidated Financial Statements	Page 21